

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 29, 2009

Mr. Hank J. Ratner
President and Chief Executive Officer
Madison Square Garden, Inc.
Two Penn Plaza
New York, NY 10121

Re: **Madison Square Garden, Inc.**
Registration Statement on Form 10, Amendment No. 1
Filed on September 21, 2009
File No. 001-34434

Dear Mr. Ratner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Combined Results of Operations, page 77

Business Segment Results, page 80

1.   We note your response to comment 16 in our letter dated August 31, 2009. However, it appears that you still do not discuss your segment's measure of profit or loss which appears to be, "adjusted operating cash flows," per page F-49. As such we re-issue our prior comment 16.

MSG Sports, page 89

2.   We note your response to comment 17 in our letter dated August 31, 2009. For team personnel transactions which appear to be material, please quantify the various factors that contributed to the large increase. In addition with regard to your insurance recoveries please disclose: the amount of the anticipated recoveries, the amount of the asset recorded for anticipated insurance recoveries, where the asset is located on your balance sheet, and tell us why you believe the recovery is probable.

Critical Accounting Policies, page 100

3.   We note your response to our prior comment 19 in our letter dated August 31, 2009. However it appears that your net periodic benefit cost for your pension plans and postretirement benefit plans is material to your net income (loss). In addition such cost could also be material to your net income (loss) in future periods due to the variability in the assumptions. As such, we continue to believe that you should provide a thorough discussion of critical accounting estimates made for your pension and other postretirement benefit plans. Your discussion should include assumptions made, how your determined those assumptions, and any change in assumptions and methodologies for the periods presented.

        For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance   Regarding Management's Discussion and Analysis of Financial Condition and Results of   Operations."

Useful Lives of Finite-Lived Intangible Assets, page 98

4.   We note your response to prior comment 25 in our letter dated August 31, 2009 and your statement that you "estimated that three renewal periods of 10 years each were considered likely… the Company applied an expected probability of renewal of 100% for the first ten years, 90% for the second ten years, and 50% for the third ten years." Please tell us how you determined 100%, 90%, 50% probabilities and what they were based on. Tell us who you have the affiliation agreements with and their respective history of renewal.

Share-Based Compensation, page F-11

5.   We note your response to our prior comment thirty. However, your share-based compensation expense appears to be material to your net income (loss) for stock options, stock appreciation rights, and restricted share; as such we are re-issuing our prior comment thirty. Please note that paragraph 64 and A240-A241 of SFAS 123R indicate the minimum information needed to achieve disclosure objectives.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, or Dean Suehiro, Senior Staff Accountant at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273 or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: John Mead, Esq., Sullivan and Cromwell
          Via Facsimile (212) 558-3588